

December 21, 2023

Emmet Pepe
Chief Financial Officer
GSE SYSTEMS INC
6940 Columbia Gateway Drive, Suite 470
Columbia, MD 21046

> **Re: GSE SYSTEMS INC**
> **Registration Statement on Form S-3**
> **Filed December 19, 2023**
> **File No. 333-276128**

Dear Emmet Pepe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan at 202-551-6756 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Scott Wilson